April 17, 2023 United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Re: Schneider National, Inc. Form 10-K for the Fiscal Year ended December 31, 2022 Filed February 17, 2023 File No. 001-38054 To the SEC Division of Corporation Finance Staff: On behalf of Schneider National, Inc. (the “Company”), I am providing the response that follows to the comment letter dated April 10, 2023 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K (the “Form 10-K”). To assist the Staff review, I have included the text of the Staff’s comment below in bold type. Except as otherwise noted in this letter, the information provided in response to the Staff’s comment has been supplied by the Company, which is solely responsible for such information. Comment: Form 10-K for the fiscal year ended December 31, 2022 Financial Statements, Note 10 – Common Equity, page 60 1. Please revise the financial statements in your periodic reports to include changes in the number of shares of equity securities, including shares issued upon conversion, exercise, or satisfaction of required conditions, alongside the numerical activity in the Statements of Shareholders’ Equity, or within a corresponding note to your financial statements, to comply with FASB ASC 505-10-50-2 and 3, and Rule 5-02.29 of Regulation S-X. Response: In its future periodic reports, the Company will revise the content and presentation within its Common Equity footnote to include a tabular reconciliation of the number of shares of equity securities, including its Common Shares by Class, for each period for which a Consolidated Statement of Comprehensive Income is presented, which agrees to the shares outstanding on the face of the Company’s Consolidated Balance Sheets beginning with the Company’s first quarter 2023 10-Q filing to align with FASB 505-10-50-2 and 3, as well as Rule 5-02.29 of Regulation S-X. If you have any questions or require further information concerning the foregoing response, please feel free to contact me at (920) 357- 2803, dumas-magnins@schneider.com or Thomas Jackson at (920) 592-5600, jacksont18@schneider.com. Sincerely, Shelly A. Dumas-Magnin Vice President and Corporate Controller Schneider National, Inc. cc: Thomas Jackson